SCHEDULE 13G

Amendment No. 1
AVINGER INC
COMMON STOCK
Cusip #053734109
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #053734109
Item 1: 	   	Reporting Person - FMR LLC
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	0
Item 11: 	   	0.000 %
Item 12: 	   	HC
Cusip #053734109
Item 1: 	   	Reporting Person - Abigail P. Johnson
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	0
Item 11: 	   	0.000 %
Item 12: 	   	IN

Item 1(a). 	    	Name of Issuer:

  	  	          	AVINGER INC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	400 CHESAPEAKE DRIVE
  	  	          	REDWOOD CITY, CA 94063
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 053734109

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
or (c) and the
person filing, FMR LLC, is a parent holding company in accordance with
Section 240.13d-1(b)(1)(ii)(G).   (Note:  See Exhibit A).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	0

  	  	     	(b)    Percent of Class: 	0.000 %

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote: 	0

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	0

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	If this statement is being filed to report the fact that as
of the date hereof,the reporting person has ceased to be the beneficial owner of any of the class of securities, check the following (X).

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	Not applicable.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	February 13, 2018
  	Date

  	/s/ Marc R. Bryant
  	Signature

  	Marc R. Bryant
  	 Duly authorized under Power of Attorney effective as of September 23, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on June 10, 2016, accession number:
0000315066-16-005935


Exhibit A



                Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC.



                Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).





RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on February 13, 2018, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the COMMON STOCK of AVINGER INC at December 29, 2017.


  	FMR LLC

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 23, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

  	Abigail P. Johnson

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of December 16, 2015, by and on behalf of Abigail P. Johnson*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on June 10, 2016, accession number:
0000315066-16-005935